Consolidated Balance Sheets
December 31,                                         1997         1996
--------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                       $   885,097  $   610,290
 Receivables, net                                  3,123,764    3,715,765
 Inventories                                       3,193,388    2,888,980
 Deferred income taxes and other current assets      976,371      954,973
--------------------------------------------------------------------------
 Total current assets                              8,178,620    8,170,008
--------------------------------------------------------------------------
Property, plant and equipment, at cost:
 Land and improvements                             1,002,232    1,002,232
 Buildings and improvements                        5,413,643    5,336,200
 Machinery and equipment                           5,727,258    5,641,797
--------------------------------------------------------------------------
                                                  12,143,133   11,980,229
 Less accumulated depreciation                     8,233,727    7,788,029
--------------------------------------------------------------------------
                                                   3,909,406    4,192,200
Other assets:
 Marketable equity securities                      4,657,743    2,781,708
 Net assets of discontinued operations             5,661,677    5,520,104
 Miscellaneous                                        90,102       77,890
--------------------------------------------------------------------------
                                                 $22,497,548  $20,741,910
==========================================================================
Liabilities and Stockholders' Equity
Current liabilities:
 Notes payable                                   $         -  $   650,000
 Current portion of long-term debt                         -      200,000
 Accounts payable                                  1,194,394    1,080,194
 Accrued liabilities                               1,172,277    1,182,415
 Income taxes                                        415,960      118,523
--------------------------------------------------------------------------
 Total current liabilities                         2,782,631    3,231,132
--------------------------------------------------------------------------
Deferred income taxes                              2,317,474    1,651,568
Long-term debt                                     1,988,840    1,984,400
Stockholders' equity:
  Preferred stock, $1.00 par value-
   Authorized 1,000,000 shares; issued, none               -            -
  Common stock, $.05 par value-Authorized
   10,000,000 shares; issued 3,804,195 shares        190,210      190,210
  Capital surplus                                  6,442,439    6,442,439
  Retained earnings                               11,443,318   10,954,963
  Net unrealized gain on marketable
   equity securities                               2,695,359    1,570,324
  Treasury stock at cost, 1,070,544 and
   1,049,467 shares                               (5,362,723)  (5,283,126)
--------------------------------------------------------------------------
  Total stockholders' equity                      15,408,603   13,874,810
--------------------------------------------------------------------------
                                                 $22,497,548  $20,741,910
=========================================================================

See notes to consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31,                   1997           1996           1995
-----------------------------------------------------------------------------------------
Net sales                                      $16,974,620    $18,312,512    $19,088,885
Cost of sales                                   12,325,280     13,407,624     12,484,811
-----------------------------------------------------------------------------------------
  Gross profit                                   4,649,340      4,904,888      6,604,074
-----------------------------------------------------------------------------------------
Selling and administrative expenses              3,929,393      4,407,710      4,891,936
Research and development expenses                  124,037        704,932        524,804
Restructuring expenses (recovery)                 (133,900)       655,000              -
----------------------------------------------------------------------------------------
                                                 3,919,530      5,767,642      5,416,740
----------------------------------------------------------------------------------------
  Operating profit (loss)                          729,810       (862,754)     1,187,334

Other income (expense):
  Interest expense                                (259,747)      (353,351)      (329,832)
  Other, net                                        47,939         67,482         (9,416)
-----------------------------------------------------------------------------------------
                                                  (211,808)      (285,869)      (339,248)
-----------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
 before income taxes                               518,002     (1,148,623)       848,086
Income tax (expense) benefit                      (211,000)       444,000       (373,000)
-----------------------------------------------------------------------------------------
Earnings (loss) from continuing operations         307,002       (704,623)       475,086
-----------------------------------------------------------------------------------------
Earnings (loss) from discontinued operations       181,353        628,995       (171,662)
-----------------------------------------------------------------------------------------
Net earnings (loss)                            $   488,355    $   (75,628)   $   303,424
=========================================================================================
Basic and diluted earnings (loss) per share:
   Continuing operations                       $       .11    $      (.26)   $       .17
   Discontinued operations                             .07            .23           (.06)
-----------------------------------------------------------------------------------------
                                               $       .18    $      (.03)   $       .11
=========================================================================================


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the Years Ended December 31,                                    1997         1996            1995
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net earnings (loss) from continuing operations               $   307,002    $  (704,623)   $   475,086
 Adjustments to reconcile net earnings (loss) to net cash
  provided (used) by operating activities:
 Depreciation and amortization                                    668,928        698,691        743,727
 Changes in deferred income taxes                                 (36,000)      (155,000)       202,000
 Loss on write-off of assets under restructuring plans                  -        320,000              -
 Other                                                              4,440          4,440          2,960
 Changes in assets and liabilities:
   Receivables, net                                               592,001        365,518     (1,122,801)
   Inventories                                                   (304,408)     1,708,580     (1,944,838)
   Other current assets                                          (118,176)        31,488        (31,803)
   Accounts payable and accrued liabilities                       104,062       (693,860)       (10,690)
   Income taxes, net                                              297,437       (355,782)        24,636
---------------------------------------------------------------------------------------------------------
 Net cash provided (used) by operating activities               1,515,286      1,219,452     (1,661,723)
---------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
 Capital expenditures, net                                       (382,238)      (441,679)      (430,888)
 Collection of amount due from sale of discontinued operations          -              -        250,000
 Other, net                                                       (16,108)        (3,329)        (3,372)
---------------------------------------------------------------------------------------------------------
 Net cash (used) by investing activities                         (398,346)      (445,008)      (184,260)
---------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
 Proceeds from issuance of long-term debt and warrants                  -              -      2,000,000
 Net borrowings (repayments) under lines of credit               (650,000)    (1,000,000)       735,000
 Payments on long-term debt                                      (200,000)      (228,333)      (223,333)
 Purchases of common stock                                        (79,597)       (64,490)          (788)
 Stock options exercised                                                -         45,479              -
---------------------------------------------------------------------------------------------------------
  Net cash provided (used) by financing activities               (929,597)    (1,247,344)     2,510,879
---------------------------------------------------------------------------------------------------------
Cash Provided (Used) by Discontinued Operations                    87,464        387,754       (468,022)
-------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents              274,807        (85,146)       196,874
Cash and Cash Equivalents at beginning of year                    610,290        695,436        498,562
---------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at end of year                      $   885,097    $   610,290    $   695,436
=========================================================================================================
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year by continuing operations for:
  Interest                                                    $   279,829    $   371,241    $   358,462
  Income taxes                                                $    51,500    $   104,500    $         -


Noncash Investing and Financing Activities:

Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company recorded the following increases:

                                          1997        1996         1995
--------------------------------------------------------------------------
Marketable Equity Securities          $1,876,000  $   647,000  $  582,000
Deferred Income Taxes                    751,000      258,000     233,000
Net Unrealized Gain on
 Marketable Equity Securities          1,125,000      389,000     349,000


See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
                                                                                      Unrealized
                                                                                      Gain on
                                                                                      Marketable
                                    Common Stock           Capital       Retained       Equity        Treasury
                                 Shares       Amount       Surplus       Earnings     Securities        Stock
----------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995        3,793,695    $189,685    $6,374,485    $10,727,167    $  832,197    $(5,217,848)
Net earnings                            -           -             -        303,424             -              -
Purchases of common stock               -           -             -              -             -           (788)
Unrealized gain on marketable
 equity securities                      -           -             -              -       349,218              -
Issuance of detachable
  common stock purchase
  warrants                              -           -        23,000              -             -              -
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995      3,793,695     189,685     6,397,485     11,030,591     1,181,415     (5,218,636)
Net (loss)                              -           -             -        (75,628)            -              -
Purchases of common stock               -           -             -              -             -        (64,490)
Unrealized gain on marketable
  equity securities                     -           -             -              -       388,909              -
Exercise of stock options          10,500         525        44,954              -             -              -
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996      3,804,195     190,210     6,442,439     10,954,963     1,570,324     (5,283,126)
Net earnings                            -           -             -        488,355             -              -
Purchases of common stock               -           -             -              -             -        (79,597)
Unrealized gain on marketable
  equity securities                     -           -             -              -     1,125,035              -
----------------------------------------------------------------------------------------------------------------
Balance December 31, 1997       3,804,195    $190,210    $6,442,439    $11,443,318    $2,695,359    $(5,362,723)
================================================================================================================



See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies:

    Principles of consolidation -- The accompanying consolidated financial statements include the accounts of MATEC Corporation and its wholly owned subsidiaries. Significant intercompany balances and transactions have been eliminated in consolidation.

    Use of estimates -- The preparation of the Company's financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Estimates include reserves for accounts receivable and inventory, useful lives of property, plant and equipment, accrued liabilities, and deferred income taxes.

    Fair value of financial instruments -- Statement of Financial Accounting Standards ("SFAS") No. 107 "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, cash equivalents, accounts payable and accrued expenses approximate fair value because of their short-term nature. Marketable equity securities are recorded in the financial statements at aggregate fair value. The carrying amounts of the Company's debt instruments approximate fair value (Notes 9 and 10).

    Cash equivalents -- For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

    Inventories -- Inventories are stated at the lower of cost or market and are determined by the first-in, first-out method (FIFO).

    Property, plant and equipment -- The Company uses the straight-line method of providing for depreciation and amortization of property, plant and equipment for financial reporting purposes and accelerated methods for tax purposes. The estimated lives used to compute depreciation and amortization are as follows: land improvements - 10 years, buildings and improvements - 15 to 40 years and machinery and equipment - 3 to 10 years.

    Marketable equity securities -- Marketable equity securities consist of common stocks and are valued under SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, the Company has classified these securities as "available for sale" and are valued at fair value, with unrealized gains, net of taxes excluded from earnings and reported as a separate component of stockholders' equity.

Notes continued

    At December 31, 1997 and 1996, the fair market value (based on quoted market prices) of these securities was $4,657,743 and $2,781,708, respectively, and the amortized cost was $710,384. Gross unrealized gains amounted to $3,917,359 and $2,071,324 at December 31, 1997 and 1996,
respectively, and there were no unrealized losses at either date. During 1997, the Company recorded a $1,125,035 increase in the "Unrealized Gain on Marketable Equity Securities" component of stockholders' equity and a $388,909 increase in the same account during 1996.

    Revenue recognition -- Revenue is generally recognized when product is shipped. Revenue under long-term contracts is recorded primarily on the percentage of completion method. Under this approach, sales and gross margin are recognized as the work is performed, based on the ratio that incurred costs bear to estimated total completion costs. Provisions for anticipated losses are made in the period in which they first become determinable.

    Income taxes -- The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes". This Statement requires the Company to compute deferred income taxes based on the differences between the financial statement and tax basis of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

    Earnings (loss) per share -- In the fourth quarter of 1997, the Company adopted SFAS No. 128 "Earnings per Share", as required and restated the previously reported earnings per share in conformity with SFAS 128. This new standard specifies the computation, presentation and disclosure requirements for earnings per share.

    The weighted average number of shares outstanding was 2,737,198 shares in 1997, 2,767,191 shares in 1996 and 2,764,503 shares in 1995. In 1997 and 1995, the dilutive effect of outstanding stock options was not material. The dilutive effect of the outstanding warrants to purchase 85,000 shares were not included in the computation of diluted earnings per share in 1997 and 1995 since the exercise price was greater than the average market price of the common shares. In 1996, the dilutive effect of stock options and warrants was not considered since the Company reported a loss from continuing operations.

    Stock compensation plans -- The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans.

Notes continued
(2) Discontinued Operations: In the third quarter of 1997, the Company adopted a plan to sell its Bergen Cable Technologies, Inc. ("BCT") subsidiary. The Company signed a letter of intent in December 1997 to sell assets and certain liabilities for approximately $7.5 million in cash and a $1.25 million note receivable. The transaction is subject to the negotiation and execution of a definitive purchase agreement, the approval of the Company's Board of Directors, and the buyers obtaining certain financing. The Company expects to realize a gain on the disposition of BCT.

    The operating results of BCT have been reported as discontinued operations, and previously reported financial statements have been restated to reflect this classification. The operating results of BCT are presented in the Consolidated Statements of Operations under the caption "Earnings (loss) from discontinued operations" and include:

                                        1997         1996         1995
                                      --------     --------     --------
                                                 (in thousands)
Net sales                             $ 14,715     $ 12,545     $ 9,748
Earnings (loss) before income taxes        303        1,002        (326)
Income (taxes) benefit                    (122)        (373)        154
Net earnings (loss)                        181          629        (172)

    Net assets of BCT include the following:
                                                   12/31/97     12/31/96
                                                   --------     --------
                                                       (in thousands)
      Current assets                                $ 5,008      $ 4,979
      Property, plant and equipment, net              2,407        2,253
      Current liabilities                             1,753        1,712
                                                    -------      -------
      Net assets of discontinued operations         $ 5,662      $ 5,520
                                                    =======      =======

    All of the assets of BCT, except real estate, are pledged as collateral for BCT's $1 million line of credit, the Company's $1 million line of credit and the Company's Term Debt Note ($2 million face amount) due in 2000. At December 31, 1997, BCT had $690,000 of borrowings outstanding under its line of credit.

(3) Restructuring Expenses (Recovery): In May 1997, the Company sold its AcoustoSizer product line and certain related assets for $130,000 in cash and a $200,000 note to Colloidal Dynamics Pty. Ltd. ("CD"). In addition, the Company granted CD an option for $20,000 to purchase the CD common stock owned by the Company for $200,000. In 1997, the Company recorded a restructuring recovery of $133,900 representing the cash it received from CD less legal expenses.

    In the fourth quarter of 1996, the Company recorded restructuring expenses of $655,000 pursuant to the phasing out of its AcoustoSizer(TM) product line in the Instruments segment and the closing of its high frequency fundamental quartz crystal operation in Carlisle, Pennsylvania and relocating it to Hopkinton, Massachusetts. The $655,000 in expenses include the write-down of assets of $320,000, severance costs of $191,000, warranty reserves of $70,000 and other costs of $74,000 relating to the above product line restructurings.

Notes continued
(4) Receivables, net: Receivables, net of allowances, consist of the following:
                                                      1997         1996
--------------------------------------------------------------------------
Accounts receivable, less allowance for doubtful
  accounts of $90,000 and $85,000                  $3,123,764   $3,449,299
Costs and estimated earnings in excess of billings
  on uncompleted contracts                                  -      142,466
Refundable income taxes                                     -      124,000
--------------------------------------------------------------------------
                                                   $3,123,764   $3,715,765
==========================================================================

(5) Inventories: Inventories consist of the following:
                                                      1997         1996
--------------------------------------------------------------------------
Raw materials                                      $1,073,990   $1,052,627
Work in process                                     1,097,291      571,304
Finished goods                                      1,022,107    1,265,049
--------------------------------------------------------------------------
                                                   $3,193,388   $2,888,980
==========================================================================

(6) Income Taxes: The components of the provision (benefit) for income taxes are as follows:
                                            1997        1996      1995
--------------------------------------------------------------------------
Current provision (benefit):
   Federal                                $ 164,000  $(278,000) $  84,000
   State                                     83,000    (11,000)    87,000
--------------------------------------------------------------------------
                                            247,000   (289,000)   171,000
--------------------------------------------------------------------------
Deferred provision (benefit):
   Federal                                  (24,000)  (113,000)   185,000
   State                                    (12,000)   (42,000)    17,000
--------------------------------------------------------------------------
                                            (36,000)  (155,000)   202,000
--------------------------------------------------------------------------
   Total                                  $ 211,000  $(444,000) $ 373,000
==========================================================================

Notes continued
    The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1997 and 1996 are as follows:
                                                     1997         1996
--------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                   $  486,100   $  550,200
   DISC commissions                                  535,200      535,200
   Unrealized gain on marketable equity securities 1,252,000      501,000
--------------------------------------------------------------------------
   Total deferred tax liabilities                  2,273,300    1,586,400
--------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves                                516,300      545,500
   State net operating loss carryforwards            274,000      318,000
   Restructuring expenses                             25,400       80,000
   Allowance for doubtful accounts                    56,200       58,400
   Accrued expenses                                  110,900      101,200
--------------------------------------------------------------------------
   Total deferred tax assets                         982,800    1,103,100
Valuation allowance                                 (274,000)    (318,000)
--------------------------------------------------------------------------
   Deferred tax assets, net                          708,800      785,100
--------------------------------------------------------------------------
Net deferred tax liabilities                      $1,564,500   $  801,300
==========================================================================

    Other current assets include deferred income taxes of approximately $753,000 in 1997 and $850,000 in 1996.

    Valuation allowances have been provided at December 31, 1997 and 1996 for "state net operating loss carryforwards". The allowances have been recorded since it is more likely than not that the Company may not be able to generate operating income to realize the benefit of these losses, by the expiration dates beginning in 1998. The valuation allowance decreased slightly during 1997 as a result of the use of state net operating loss carryforwards in 1997.

    The total income tax provision (benefit) differs from that computed by applying the Federal income tax rate to income before income taxes. The reasons for the difference are as follows:
                                           1997       1996       1995
--------------------------------------------------------------------------
Income taxes at statutory rates          $ 176,121  $(390,532) $ 288,336
State income tax, net of Federal
 tax benefit                                47,000    (35,000)    69,000
Non-deductible expenses                     15,000     17,000     18,000
Dividend exclusion                         (21,000)   (18,000)         -
Other, net                                  (6,121)   (17,468)    (2,336)
--------------------------------------------------------------------------
                                         $ 211,000  $(444,000) $ 373,000
==========================================================================

Notes continued

(7) Profit Sharing and Savings Plan: The Company has a trusteed profit sharing 401(k) plan that covers all qualified employees. Under the profit sharing section of the plan, the Company may make contributions to the plan at the discretion of the Board of Directors. Under the 401(k) section of the plan, the Company matched 50% of employee contributions up to 6% of compensation. Total Company contributions charged to operations were $91,000 in 1997, $105,000 in 1996 and $94,000 in 1995.

(8)  Accrued Liabilities: Accrued liabilities consists of the following items:
                                                       1997        1996
--------------------------------------------------------------------------
Employee compensation                               $  276,614  $  224,124
Restructuring expenses                                  62,959     211,577
Other                                                  832,704     746,714
--------------------------------------------------------------------------
                                                    $1,172,277  $1,182,415
=========================================================================

(9) Notes Payable: The Company has secured demand lines of credit with two banks amounting in total to $1,850,000. The $1,000,000 line of credit is secured by all assets of the Company including those of the discontinued operation, except for real estate and marketable equity securities. Advances under this line are based on percentage formulas of specific receivable and inventory balances of a certain subsidiary. The $850,000 line of credit is secured by marketable equity securities. The Company had no borrowings outstanding under either line of credit at December 31, 1997. There are no compensating balance requirements or significant commitment fees under either arrangement. The weighted average interest rate on outstanding notes payable was 9.2% at December 31, 1996.

(10)  Long-Term Debt:
Long-term debt consists of the following:
                                                       1997        1996
--------------------------------------------------------------------------
11% Term Debt, $2 million face amount, due in 2000;
 interest payable quarterly                         $1,988,840  $1,984,400
Industrial Revenue Bonds:
  Principal payment of $200,000 in 1997;
   interest payable semi-annually at a rate of 7.0%          -     200,000
--------------------------------------------------------------------------
                                                     1,988,840   2,184,400
Less current portion                                         -     200,000
--------------------------------------------------------------------------
                                                    $1,988,840  $1,984,400
==========================================================================
    The Term Debt Note is secured by all the Company's assets including those of the discontinued operation, except for real estate, marketable equity securities, and certain specific equipment with a total book value of $162,000. The Term Debt Agreement includes covenants covering debt to equity and interest expense ratios and restrictions as to the total amount of debt, dividends, and capital stock repurchases. Dividend payments in any fiscal year are limited to 30% of the Company's net earnings of the prior fiscal year.

Notes continued
Under the Agreement, the lender will subordinate its security interest for up to $4 million in debt, with corresponding increases in the interest rate from the 10% stated rate to 12% based on the subordination amount. The lender subordinated its security interest to the $1 million bank line of credit plus the $1 million bank line of credit maintained by the discontinued operation. As part of the Agreement, the Company issued the lender transferable common stock warrants to purchase 85,000 shares of the Company's common stock at $4.75 per share. The warrants were valued at $23,000 on the date of issuance. The warrants expire on June 30, 2000.

(11) Stockholders' Equity: The Company has 2,733,651 and 2,754,728 shares of its $.05 par value Common Stock outstanding at December 31, 1997 and 1996, respectively. At December 31, 1997, the Company has acquired 1,070,544 shares of treasury stock at a cost of $5,362,723. These acquired shares are being held as treasury shares and may be used for general corporate purposes. Under prior authorizations from the Board of Directors, the Company is authorized to purchase up to an additional 46,500 shares of stock through the open market or negotiated transactions. The Term Debt Agreement limits the amount of treasury stock repurchases in one year to $200,000.

    The MATEC Corporation 1992 Stock Option Plan allows for the granting of options to officers, key employees, and other individuals to purchase a maximum of 300,000 shares of the Company's common stock. The option price and terms are determined by the Company's Stock Option-Compensation Committee. The options granted may qualify as incentive stock options ("ISO's"). Through December 31, 1997, all options granted were ISO's.
At December 31, 1997, this Plan has 225,000 options available for future grant and 294,000 common shares reserved for issuance.

    The 1982 Incentive Stock Option Plan allowed for the granting of options to employees, including officers, to purchase a maximum of 150,000 shares of the Company's common stock at a price not less than the fair market value of the stock at or about the time of grant. All options under the 1982 Plan expired in 1996.

    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for these plans.

    Pro forma net earnings and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation", has been determined as if the Company had accounted for its employee stock options under the fair value method described by SFAS No. 123. The fair value of these options was estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for both 1997 and 1995: dividend yield of 0% and an expected option life of 7 years. The expected stock price volatility of the Company's common stock was 40% in 1997 and 32% in 1995 and the weighted average risk-free interest rates were 6.3% in 1997 and 5.9% in 1995. The estimated weighted-average fair value per option at the date of grant for options granted in 1997 and 1995 was $2.25 and $2.06, respectively.
There were no options granted in 1996. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to
expense over the five-year vesting period of the options.   The pro forma
effects of recognizing compensation expense under SFAS No. 123 would have

Notes continued

decreased Earnings (loss) from continuing operations by $10,000, $5,000 and $1,000 in 1997, 1996, and 1995, respectively. There would have been no changes to the earnings per share amounts during these periods.
The pro forma effects to net earnings reflects options granted since 1995. Therefore, the full impact of calculating compensation expense under SFAS No. 123 is not reflected above, since the compensation cost is reflected over the options' vesting period of five years and options granted prior to 1995 are not considered.

    A summary of the status of the Company's two fixed stock option plans as of December 31, 1997, 1996, and 1995, and changes during the years ended on those dates is presented below:

                                  1997                      1996                       1995
-------------------------------------------------------------------------------------------------------
                            Number    Weighted-avg.   Number    Weighted-avg.    Number    Weighted-avg.
                           of shares exercise price  of shares exercise price   of shares exercise price
-------------------------------------------------------------------------------------------------------
Outstanding, January 1,     210,500     $3.66         253,250      $3.83         241,750      $3.81
  Granted                    30,000      4.22               -          -          12,500       4.38
  Exercised                       -         -         (10,500)      4.33               -          -
  Expired                         -         -         (21,000)      5.08               -          -
  Forfeited                (172,000)     3.54         (11,250)      4.38          (1,000)      5.25
------------------------------------------------------------------------------------------------------
Outstanding, December 31,    68,500     $4.18         210,500      $3.66         253,250      $3.83
=======================================================================================================
Exercisable, December 31,    22,300     $4.09         139,800      $3.57         131,450      $3.87
=======================================================================================================

    The following table summarizes information about fixed stock options outstanding at December 31, 1997:


                          Options Outstanding                           Options Exercisable
----------------------------------------------------------------    ----------------------------
                                    Weighted Average
                             -----------------------------
   Range of      Number         Remaining                             Number        Weighted-
   Exercise    Outstanding     Contractual      Exercise            Exercisable   Avg. Exercise
    Prices     at 12/31/97        Life            Price             at 12/31/97       Price
------------------------------------------------------------------------------------------------
 $3.63-4.00     21,500         8.4 years         $3.85                6,800         $3.63
 $4.13-5.00     47,000         8.1                4.33               15,500          4.29
------------------------------------------------------------------------------------------------
                68,500                           $4.18               22,300         $4.09
================================================================================================

Notes continued

(12) Other Income (Expense), net: Other, net consists of the following items:

                                             1997       1996       1995
--------------------------------------------------------------------------
Interest income                            $ 23,292   $ 25,603  $  20,786
Real estate operations                      (60,513)   (41,427)   (54,698)
Dividends                                    87,980     77,269     25,876
Other items, net                             (2,820)     6,037     (1,380)
--------------------------------------------------------------------------
                                           $ 47,939   $ 67,482  $  (9,416)
==========================================================================

    Interest expense in 1997, 1996 and 1995 of $7,000, $20,300, and $32,725,
respectively, is included in real estate operations.

PAGE>
Notes continued

(13)  Business Segments: The Company operates in two industry segments:
Electronics and Instruments. In addition, the Company operates two real estate subsidiaries. Operating profit (loss) represents net sales less all identifiable operating expenses. General corporate expenses, income taxes, and other income or expense are excluded from segment operations.

                                              1997         1996       1995
-----------------------------------------------------------------------------
                                                     (in thousands)
Net Sales:
   Electronics                               $ 12,897    $ 12,348   $ 12,911
   Instruments                                  4,078       5,964      6,178
-----------------------------------------------------------------------------
   Total                                     $ 16,975    $ 18,312   $ 19,089
=============================================================================
Operating Profit (Loss):
   Electronics                               $  1,258    $    491   $  1,870
   Instruments                                    524        (360)       298
-----------------------------------------------------------------------------
   Total                                        1,782         131      2,168
   General Corporate Expenses                  (1,052)       (994)      (981)
   Real Estate Operations, Net                    (61)        (42)       (55)
   Other Income (Expense), Net                   (151)       (244)      (284)
-----------------------------------------------------------------------------
Earnings (loss) before income taxes          $    518    $ (1,149)  $    848
=============================================================================
Identifiable Assets:
   Electronics                               $  6,729    $  6,049   $  8,109
   Instruments                                  2,558       2,999      3,511
   Corporate                                    5,683       4,102      3,258
   Real Estate Operations                       1,866       2,072      2,236
   Discontinued Operations                      5,662       5,520      5,268
-----------------------------------------------------------------------------
                                             $ 22,498    $ 20,742   $ 22,382
=============================================================================
Capital Expenditures:
   Electronics                               $    345    $    354   $    209
   Instruments                                     77          80        179
   Corporate                                        7           -          -
   Real Estate Operations                           -          16         43
-----------------------------------------------------------------------------
                                             $    429    $    450   $    431
=============================================================================
Depreciation and Amortization:
   Electronics                               $    333    $    324   $    330
   Instruments                                    138         154        190
   Corporate                                        1           2          3
   Real Estate Operations                         197         218        221
-----------------------------------------------------------------------------
                                             $    669    $    698   $    744
=============================================================================
    Corporate assets consist mainly of cash and cash equivalents and marketable equity securities.

    Export sales amounted to approximately $5,080,000, $3,538,000 and $4,200,000 in 1997, 1996 and 1995, respectively.

Notes continued
(14) Quarterly Financial Data (unaudited): Selected unaudited quarterly financial data for 1997 and 1996 is set forth below:

                                      First    Second  Third   Fourth
-----------------------------------------------------------------------
    1997                          (in thousands, except per share data)
Net sales from continuing operations  $3,756  $3,912  $4,548   $4,759
Gross profit                             954   1,019   1,324    1,352
Earnings (loss) before income taxes     (144)     52     203      407
Net earnings (loss) from:
  Continuing operations                  (86)     32     122      239
  Discontinued operations                 67      10      64       40
-----------------------------------------------------------------------
Net earnings (loss)                   $  (19) $   42  $  186   $  279
=======================================================================
Basic and diluted earnings (loss)
 per share:
  Continuing operations               $ (.03) $  .01  $  .05   $  .09
  Discontinued operations                .02     .01     .02      .01
-----------------------------------------------------------------------
                                      $ (.01) $  .02  $  .07   $  .10
=======================================================================
    1996
Net sales from continuing operations  $5,722  $4,890  $3,499   $4,202
Gross profit                           1,747   1,438     788      932
Earnings (loss) before income taxes       98     (15)   (125)  (1,107)
Net earnings (loss) from:
  Continuing operations                   59      (7)    (78)    (679)
  Discontinued operations                159     183     126      161
------------------------------------------------------------------------

Net earnings (loss)                   $  218  $  176  $   48   $ (518)
========================================================================

Basic and diluted earnings (loss)
 per share:
  Continuing operations               $  .02   $   -  $ (.03)  $ (.25)
  Discontinued operations                .06     .06     .05      .06
------------------------------------------------------------------------
                                      $  .08   $ .06  $  .02   $ (.19)
========================================================================


    Earnings per share calculations for each of the quarters are based on the weighted average numbers of shares outstanding for each period and the sum of the quarters may not necessarily be equal to the full year earnings per share amount.

    In the 1997 second quarter, the restructuring recovery increased earnings before income taxes by $90,000 and net earnings from continuing operations by $55,000 or $.02 per share. (See Note 3).

    In the 1996 fourth quarter, restructuring expenses reduced earnings before income taxes by $655,000 and net earnings from continuing operations by $409,000 or $.15 per share (See Note 3).

Notes continued

(15) Contingencies: The Company is involved in litigation in the ordinary course of business. The Company believes based on advice of legal counsel that the outcome of these actions should not have a material adverse effect on the financial condition or results of operations of the Company.

(16) Subsequent event: In February 1998, the Company sold its real estate complex located in Wilmington, Delaware for $2,005,000 in cash. None of the Company's operations were located at this facility. The Company will report an after-tax gain on this sale of approximately $215,000 or $.08 per share in the first quarter of 1998.